EXHIBIT 99.1

EDAP Reduces Convertible Debt by USD 4.6 Million

LYON, France, Jan. 3, 2011 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today that it entered into agreements with certain holders of its senior debentures and warrants to redeem part of EDAP's outstanding convertible debt and cancel some of its outstanding warrants. Pursuant to these agreements, the Company issued 1,441,743 ordinary shares in the form of American Depositary Shares in exchange for 4,558 senior debentures (equivalent to USD 4,558,000) and 986,965 warrants, reducing the current outstanding debt by USD 4.6 million to USD 10.5 million (EUR 7.9 million).

Marc Oczachowski, Chief Executive Officer of EDAP TMS, commented, "We are particularly pleased with this very positive move to reduce the Company's indebtedness as it enhances our financial flexibility. The agreement with some of our bond and warrant holders strengthens the Company's financial profile and reduces some of our future financial obligations."

Mr. Oczachowski continued, "This significant improvement, together with the Company's efforts to reduce and tightly control its operational expenses, will increase the Company's ability to finance its development programs in the future. We are taking steps to position Ablatherm-HIFU as the optimum focal therapy treatment option for prostate cancer and advancing our technology for other new oncology indications."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans, the conclusiveness of the results of and success of its Ablatherm-HIFU clinical trials and expectations regarding the IDE submission to and approval by the FDA of the Ablatherm-HIFU device. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          Stephanie Carrington
          646-536-7017
          scarrington@theruthgroup.com